UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

Telefônica Brasil S.A. (“Company” or “Vivo”), in addition to the Material Fact dated as of September 18th, 2014, clarifies that the shareholders that are entitled to the withdrawal rights referred to therein, by the receipt of the respective value of net equity per share, are those who were owners, on September 19th, 2014 (Friday), of common and/or preferred shares issued by the Company. The amount of the value per share to be paid due to the exercise of the right of withdrawal shall be disclosed on the date of the summoning of the shareholders’ general meeting that shall resolve on the matters the referred to the Material Fact of September 18th, 2014.

São Paulo, September 25th, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 97420 1172 Email: ir.br@telefonica.com

www.telefonica.com.br/investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 25, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director